Annual Report

Cover Page

Name of issuer:

Eskala, Inc.

Legal status of issuer:

Form: **Other**

Other (specify): **Public Benefit** Corporation

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **10/16/2020**

Physical address of issuer:

7339 Madison Street
Forest Park IL 60130

Website of issuer:

http://www.eskala.org

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,277,519.00	$2,935,166.00
Cash & Cash Equivalents:	$198,803.00	$389,310.00
Accounts Receivable:	$3,071,773.00	$2,539,628.00
Short-term Debt:	$499,851.00	$497,231.00
Long-term Debt:	$538,539.00	$757,173.00
Revenues/Sales:	$427,032.00	$283,663.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$32,315.00	$25,827.00
Net Income:	$112,995.00	$254,687.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Eskala, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katherine Burgess	CEO/Founder	Elevate97	2021
Carlos Garces	Retired	Retired	2021
Colleen O'Brien	Impact Investor & Volunteer	Eskala (volunteer)	2021
James Stollberg	President	Gemini Global Advisors	2021
Charles Ries	Senior Director Development Design and Innovation	Marquette University	2021
James Sartori	Chairman	Sartori Cheese	2021
Steve Nooyen	Chairman	Home Instead	2021
Steven Atamian	Chief Strategy Officer	Global Brigades	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Colleen O'Brien	CEO	2021
Colleen O'Brien	President	2021
Colleen O'Brien	Co-founder	2021
Pallav Vora	Secretary	2020
Pallav Vora	VP. Legal Affairs	2020
Steven Atamian	Treasurer	2020
Steven Atamian	Co-founder	2020
Steven Atamian	Chief Strategy Officer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Global Brigades, Inc. (non-profit with no Owners)	2647594.0 Common stock	58.96

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are an early stage company. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. We cannot assure you that we will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make investments or loans or for us to collect dividends or payments on loans by subjecting us to additional licensing, registration or other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damages to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate or make investments or loans and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect loan payments or receive dividends or could result in the requirement that we pay damages and/or cancel the balance or other amount owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

We operate our business globally and plan to continue to expand our international presence. Operating internationally exposes us to a number of risks, including unstable local economic conditions, volatile local political conditions, potential changes in duties and taxes, including changing interpretations of existing tax and banking laws and regulations, required compliance with additional laws and policies affecting banking, microfinance, or financial businesses or governing the operations of foreign-based companies, currency fluctuations, interest rate movements, difficulties in operating under local business environments, U.S. and global anti-bribery laws or regulations, and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our financial position and results of operations could be adversely affected, including potentially impairing the value of our trademark, goodwill and other assets.

Operating globally also exposes us to numerous and sometimes conflicting legal and regulatory requirements. In many parts of the world, including countries in which we operate, practices in the local business communities might not conform to international business standards. We must adhere to policies designed to promote legal and regulatory compliance as well as applicable laws and regulations. However we might not be successful in ensuring that our employees, agents, representatives and other third parties with whom we associate throughout the world properly adhere to them.

Failure by us, our employees or any of these third parties to adhere to our policies or applicable laws or regulations could result in penalties, sanctions, damage to our reputation and related costs which in turn could negatively affect our results of operations and cash flows.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks such as credit risk, interest rate risk, liquidity risk and other market-related risks, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal performance and performance of our community-bank partners do not adequately identify potential risks, the risk profile of such partners could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

Although we conduct due diligence on potential community-bank partners, and continue to monitor their operations once we make loans to these partners, we are nevertheless dependent on our community-bank partners' ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. While it has historically never happened, it is possible that community-bank partners could become insolvent, shut down or otherwise cease their operations. In these events, our ability to collect on these loans will be compromised.

Our success depends, to a significant extent, upon the efforts and abilities of our management team. The key officers of the Company have either other employment, other business or time restrictions placed on them and, accordingly, key officers of the Company will only be able to devote part of their time to the affairs of the Company. Further, there are potential conflicts of interest to which the key officers of the Company may be subject to in connection with their professional commitments outside of the Company. Key officers of the Company may be involved in managerial or director positions with other enterprises whose operations may, from time to time, be in direct conflict with those of the Company. For example, the majority of the interim managers of Eskala are simultaneously holding various officer and management positions at Global Brigades, Inc., the majority shareholder of Eskala.

Information provided concerning Eskala's offering, Eskala and its business, may contain forward-looking statements, which reflect management's current view with respect to future events and Eskala's performance. Such forward-looking statements include projections with respect to the development, market size and acceptance of Eskala's capital investments, services, and loan products, and Eskala's future revenues and earnings, marketing strategies and business operations. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, acceptance of Eskala's capital investments, services, and loan products, ability to compete with existing and new products and services competitively, our ability to attract additional capital, and the other risks identified herein. Due to such uncertainties and the risk factors set forth herein, you are cautioned not to place undue reliance upon such forward-looking statements.

We anticipate that we may require additional financing in order to expand our business. We cannot assure you that we will be able to successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, the global economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Eskala is registered in the State of Delaware as a Public Benefit Corporation. Pursuant to Delaware law, Eskala's Directors must balance the goals of (i) providing a competitive return to stockholders, (ii) having a net positive impact on society and the environment, and (iii) creating a net positive impact with respect to the benefits specified in the corporate charter. Under Delaware law, directors are shielded from liability when they make informed and disinterested decisions that serve a rational purpose.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	4,490,344	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	13,369
Options:	146,500

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Beneficial State Bank
Issue date	12/12/21
Amount	$250,300.00
Outstanding principal plus interest	$201,000.00 as of 02/28/23
Interest rate	3.25% per annum
Current with payments	Yes

Cash secured line of credit with Beneficial State Bank

Loan

Lender	Global Brigades, Inc.
Issue date	12/30/21
Amount	$80,702.00
Outstanding principal plus interest	$25,768.47 as of 02/28/23
Interest rate	0.0% per annum
Current with payments	Yes

Accounts payable to Global Brigades, Inc. for the use of Global Brigades kiva line of credit to issue loans in Honduras

Loan

Lender Silicon Valley Community Foundation

Issue date 08/10/22

Amount $100,000.00

Outstanding principal plus interest $101,663.76 as of 02/28/23

Interest rate 3.0% per annum

Maturity date 08/10/24

Current with payments Yes

Secured Promissory Note

Loan

Lender Kiva Microfunds

Issue date 09/20/22

Amount $200,000.00

Outstanding principal plus interest $70,326.74 as of 02/28/23

Interest rate 0.0% per annum

Maturity date 09/21/25

Current with payments Yes

Zero interest revolving line of credit with Kiva Microfunds for loan capital to be issued in Honduras.

Loan

Lender Atamian Family Trust

Issue date 12/22/22

Amount $40,000.00

Outstanding principal plus interest $40,569.59 as of 02/28/23

Interest rate 7.5% per annum

Maturity date 06/22/24

Current with payments Yes

Secured Promissory Note

Loan

Lender Tom Voell Living Trust

Issue date 12/22/22

Amount $30,000.00

Outstanding principal plus interest $30,427.19 as of 02/28/23

Interest rate 7.5% per annum

Maturity date 06/22/24

Current with payments Yes

Secured Promissory Note

Loan

Lender MFI, LLC

Issue date 12/26/22

Amount $100,000.00

Outstanding principal plus interest $101,423.98 as of 02/28/23

Interest rate 7.5% per annum

Maturity date 06/27/24

Current with payments Yes

Secured Promissory Note

Loan

Lender JCRS, LLC

Issue date 12/28/22

Amount $100,000.00

Outstanding principal plus interest $101,423.98 as of 02/28/23

Interest rate 7.5% per annum

Interest rate	7.5% per annum
Maturity date	06/29/24
Current with payments	Yes

Secured Promissory Note

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Section 4(a)(2)	Common stock	$615,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
2/2021	Section 4(a)(2)	Common stock	$100,000	General operations
4/2021	Section 4(a)(2)	Common stock	$250,000	General operations
5/2021	Section 4(a)(2)	Common stock	$25,000	General operations
10/2021	Other		$9,945	General operations
11/2021	Section 4(a)(2)	Common stock	$100,000	General operations
11/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$276,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Other		$14,469	General operations
12/2021	Other		$4,372	General operations
12/2021	Other		$22,466	General operations
1/2022	Section 4(a)(2)	Common stock	$100,000	General operations
3/2022	Section 4(a)(2)	Common stock	$100,000	General operations
5/2022	Section 4(a)(2)	Common stock	$100,000	General operations
12/2022	Other		$499,387	General operations
4/2023	Regulation Crowdfunding		$131,070	General operations
8/2023	Section 4(a)(2)	Common stock	$100,000	General operations
10/2023	Section 4(a)(2)	Common stock	$50,001	General operations
10/2023	Section 4(a)(2)	Common stock	$94,499	General operations
10/2023	Section 4(a)(2)	Common stock	$100,000	General operations

11/2023	Section 4(a)(2)	Common stock	$50,001	General operations
11/2023	Section 4(a)(2)	Common stock	$150,622	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Global Brigades, Inc.
Amount Invested	$615,000.00
Transaction type	Priced round
Issue date	12/08/20
Relationship	Parent non-profit organization from which the company's operations spun out from

Name	Colleen O'Brien
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/14/21
Relationship	Colleen currently serves as CEO of Eskala and sits on the board of directors.

Name	Jim Stollberg
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/20/21
Relationship	Jim Stollberg currently sits on Eskala's board of directors.

Name	Steven Nooyen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/20/21
Relationship	Steven Nooyen currently sits on Eskala's board of directors.

Name	Jim Sartori
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	02/11/21
Relationship	Jim Sartori currently sits on Eskala's board of directors

Name	Colleen O'Brien
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	04/01/21

Colleen O'Brien currently serves as the CEO of Eskala and

Relationship	Colleen O'Brien currently serves as the CEO of Eskala and sits on the board of directors.

Name	Jim Sartori
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	05/09/21
Relationship	Jim Sartori currently sits on Eskala's board of directors

Name	Carlos Garces
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	12/07/21
Relationship	Carlos Garces currently sits on Eskala's board of directors

Name	Steven Nooyen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	12/13/21
Relationship	Steven Nooyen currently sits on Eskala's board of directors

Name	Global Brigades, Inc.
Amount Invested	$276,000.00
Transaction type	Priced round
Issue date	12/19/21
Relationship	Global Brigades, Inc., a nonprofit organization, is the majority shareholder and parent company of Eskala

Name	Global Brigades, Inc.
Amount Invested	$80,702.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$25,768.47 as of 02/28/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Global Brigades, Inc. is the founder and majority shareholder of the company.

Name	Colleen O'Brien
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/19/22
Relationship	Colleen O'Brien currently serves as Eskala's CEO and sits on its board of directors.

Name	Katherine Burgess
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	03/22/22
Relationship	Katherine Burgess currently sits on Eskala's board of directors.

Name	Atamian Family Trust
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	12/22/22
Outstanding principal plus	$40,568.52 as of 02/28/23

interest	$40,569.59 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/22/24
Current with payments	Yes
Relationship	The lender is the brother of an officer of the company.

Name	JCRS, LLC
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	12/28/22
Outstanding principal plus interest	$101,423.98 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/29/24
Current with payments	Yes
Relationship	The lender sits on the board of directors of Eskala, Inc.

Name	Global Brigades, Inc.
Amount Invested	$499,387.00
Transaction type	Other
Issue date	12/30/22
Relationship	Global Brigades, Inc. is the founder and majority shareholder of the company.

Accounts payable to Global Brigades for shared services owed. In August 2022, $300,000 of this balance was paid.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or

could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Alleviating poverty in Latin America through community-owned banks

Eskala is a spin off of the non-profit Global Brigades (GB). Founded in 2003, GB's mission is to inspire, mobilize and collaborate with communities to achieve their own health and economic goals. Through 18 years of work, GB discovered that access to financial services were vital for a community to break the cycle of poverty - thus Eskala was born.

Eskala lends and invests in community-owned banks in Latin America to keep funds circulating and create self-sustaining economies.

Eskala endeavors to serve 20,000 communities with 18 million people living in poverty in the next 5 years.

Milestones

Eskala, Inc. was incorporated in the State of Delaware in October 2020.

Since then, we have:

- Join Eskala's preferred debt partner, Nicolet National Bank, committed $20k to this loan

- Eskala has deployed $3m+ of impact investment to transform banking in under resourced communities

- We aim to empower 18M people living in poverty with financial services by 2025

- We have issued $1M in loans so far, serves the capital needs of 2,500+ micro-enterprises

- 0% default rate to date

- Featured in Forbes, American Banker, and Milwaukee Business Journal

- Partners include Kiva, World Bank, Whole Planet Foundation, Inter-American Development Bank

Historical Results of Operations

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $427,032 compared to the year ended December 31, 2022, when the Company had revenues of $283,663. Our gross margin was 100.0% in fiscal year 2023, compared to 100.0% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $3,273,392, including $198,803 in cash. As of December 31, 2022, the Company had $2,935,166 in total assets, including $389,310 in cash.

- *Net Income*. The Company has had net income of $112,995 and net income of $254,687 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $1,038,390 for the fiscal year ended December 31, 2023 and $1,254,404 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,301,002 in debt and $3,011,123 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise

of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Eskala, Inc. cash in hand is $599,346.09, as of March 2024. Over the last three months, revenues have averaged $54,942/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,331.67/month, for an average net margin of $49,610.33 per month. Our intent is to be profitable in 6 months.

Since January 2024, we have secured additional short-term debt funding ($500,000) which will enable to us to continue scaling our loan and investment portfolio to the end of 2024. As such, we are looking to achieve more months of profitability this year.

We expect revenue to grow by ~15% in the next three to six months, and expect to maintain low overhead expenses. We expect that the loan and investment portfolio to increase over the next six months resulting in increased revenue from interest and profit-share arrangements. We expect our default rate to remain near zero. We have been able to successfully convert some outstanding loan capital into an asset acquisition of a coffee processing center in Honduras, which we expect to bring in additional revenue over the next 12 months.

With the additional loan capital we have secured this year, in addition to the line of credit we we are working to secure, we believe we will be able to make enough micro-investments to achieve profitability this year.

In addition to the aforementioned short-term debt we have been able to secure, we are also looking to close on $500,000 line of credit by mid-2024 that will cover short-term burn as well as fulfill our loan/investment targets for this year.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Colleen O'Brien, certify that:

(1) the financial statements of Eskala, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Eskala, Inc. included in this Form reflects accurately the information reported on the tax return for Eskala, Inc. filed for the most recently completed fiscal year.

Colleen O'Brien
Impact Investor & Volunteer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.eskala.org//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Carlos Garces
- Charles Ries
- Colleen O'Brien
- James Sartori
- James Stollberg
- Katherine Burgess
- Pallav Vora
- Steve Nooyen
- Steven Atamian

Appendix E: Supporting Documents

- ttw_communications_83952_214404.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Wefunder Promissory Note

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Carlos Garces
- Charles Ries
- Colleen O'Brien
- James Sartori
- James Stollberg
- Katherine Burgess
- Pallav Vora
- Steve Nooyen
- Steven Atamian

Appendix E: Supporting Documents

- ttw_communications_83952_214404.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eskala, Inc.

By

Colleen O'Brien

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Colleen O'Brien
Co-Founder & CEO
4/3/2024

Pallav M. Vora
VP, Legal Affairs & Secretary
4/3/2024

James M Stollberg
Director, Founder/President Gemini Global Advisors LLC
4/4/2024

Charles P. Ries

Board Member
4/4/2024

Steven Atamian

Chief Strategy Officer
4/8/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.